CUSIP No. 22658D100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Cricut, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

22658D100

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,525,873
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,525,873

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,525,873
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 24,464,418 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 203,577
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 203,577

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,577
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 24,464,418 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,729,450 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,729,450 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,450 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 6,525,873 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 203,577 shares of Common Stock held by Abdiel Capital, LP.
(2)

Based on 24,464,418 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,729,450 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,729,450 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,450 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (2)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 6,525,873 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 203,577 shares of Common Stock held by Abdiel Capital, LP.
(2)

Based on 24,464,418 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,729,450 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,729,450 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,450 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 6,525,873 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 203,577 shares of Common Stock held by Abdiel Capital, LP.
(2)

Based on 24,464,418 shares of Class A Common Stock outstanding as of August 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 22658D100

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 25, 2021, Amendment No. 1 thereto filed on July 13, 2021, Amendment No. 2 thereto filed on July 14, 2021, Amendment No. 3 thereto filed on July 20, 2021, Amendment No. 4 thereto filed on July 30, 2021 and Amendment No. 5 thereto filed on August 2, 2021 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 6 to Schedule 13D.

(c) Information with respect to all transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D is incorporated herein by reference to Exhibit A attached hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Transactions Since the Filing of Amendment No. 5 to the Schedule 13D

CUSIP No. 22658D100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 22658D100

EXHIBIT A

TRANSACTIONS EFFECTED SINCE THE FILING OF AMENDMENT NO. 5 TO THE SCHEDULE 13D

All of the below transactions in the Common Stock were traded in the ordinary course on the NASDAQ Stock Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
8/2/2021	Purchase	2,903	$33.74	(1)
8/2/2021	Purchase	3,096	$34.45	(2)
8/2/2021	Purchase	677	$35.00
8/11/2021	Purchase	4,768	$30.96	(3)
8/11/2021	Purchase	21,669	$31.48	(4)
8/11/2021	Purchase	51,536	$32.40	(5)
8/11/2021	Purchase	40,375	$33.32	(6)
8/11/2021	Purchase	7,842	$34.25	(7)
8/12/2021	Purchase	14,226	$32.56	(8)
8/12/2021	Purchase	42,261	$33.58	(9)
8/12/2021	Purchase	14,044	$34.29	(10)
8/13/2021	Purchase	7,036	$24.87	(11)
8/13/2021	Purchase	25,842	$25.41	(12)
8/13/2021	Purchase	236,938	$26.62	(13)
8/13/2021	Purchase	641,114	$27.45	(14)
8/13/2021	Purchase	542,048	$28.31	(15)
8/13/2021	Purchase	1,600	$29.00

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
8/2/2021	Purchase	97	$33.74	(1)
8/2/2021	Purchase	104	$34.45	(2)
8/2/2021	Purchase	23	$35.00
8/11/2021	Purchase	152	$30.96	(3)
8/11/2021	Purchase	688	$31.48	(4)
8/11/2021	Purchase	1,637	$32.40	(5)
8/11/2021	Purchase	1,282	$33.32	(6)
8/11/2021	Purchase	249	$34.25	(7)
8/12/2021	Purchase	447	$32.56	(8)
8/12/2021	Purchase	1,327	$33.58	(9)
8/12/2021	Purchase	441	$34.29	(10)
8/13/2021	Purchase	220	$24.87	(11)
8/13/2021	Purchase	807	$25.41	(12)
8/13/2021	Purchase	7,399	$26.62	(13)
8/13/2021	Purchase	20,020	$27.45	(14)
8/13/2021	Purchase	16,926	$28.31	(15)
8/13/2021	Purchase	50	$29.00

(1)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.37 to $33.94. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(2)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.11 to $34.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(3)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $30.74 to $30.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(4)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $31.00 to $31.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

CUSIP No. 22658D100

(5)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.00 to $32.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(6)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(7)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.41. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(8)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $32.10 to $32.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(9)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $33.00 to $33.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(10)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $34.00 to $34.60. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(11)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.75 to $24.98. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(12)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.00 to $25.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(13)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $26.00 to $27.00. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(14)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $27.00 to $27.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(15)

The price reported for the Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $28.00 to $28.99. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.